January 22, 2010	Via EDGAR

Mr. Kevin W. Vaughn
Branch Chief
Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Tower Financial Corporation
Form 10-K for period ended December 31, 2008
Forms 10-Q for 2009

Dear Mr. Vaughn,

We are in receipt on your letter dated January 12, 2010 requesting further commentary on our letter to you dated November 25, 2009.  Unfortunately, your letter just arrived to me yesterday afternoon and I never received the fax copy, so as this already the 10th day from the date of your letter it is impossible for me to reply properly in the requested time frame.  Therefore, I request permission to submit our reply no later than Friday, January 29, 2010, one week from today.  This will allow me adequate time to have our response reviewed by our outside accounting firm prior to submission.

Thank you for your patience.  If you need anything additional or have questions, please contact me at 260-427-7150.  Also, please change my fax number in your records to 260-427-7180.

Sincerely,

\s\: Richard R. Sawyer

Richard R. Sawyer
Chief Financial Officer
Tower Financial Corporation